CIT Capital Securities LLC

(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hailing Huang — (973) 422-3685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual, state last, first, middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CIT Capital Securities LLC

(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Statement of Cash Flows.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
        Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

AFFIRMATION

I, Hailing Huang, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CIT Capital Securities LLC at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me



LEE A. SCANLON

NOTARY PUBLIC OF NEW JERSEY

My Commission Expires 03/31/2020

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Index
December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Member of
CIT Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIT Capital Securities LLC (the "Company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CIT Capital Securities LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CIT Capital Securities LLC's auditor since 2013.

CohnReznick LLP

New York, New York
February 20, 2019

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Statement of Financial Condition (dollars in thousands)
December 31, 2018

Assets		
Cash	$	621
Investments in securities, at fair value		8,044
Accounts receivable		232
Other assets		27
Deferred taxes		2,867
Total assets	$	11,791
Liabilities		
Accounts payable and accrued expenses		56
Due to affiliates		70
Total liabilities		126
Member's equity		11,665
Total liabilities and member's equity	$	11,791

The accompanying notes are an integral part of this financial statement.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Business

CIT Capital Securities LLC (the "Company"), is a wholly owned subsidiary of CIT Capital USA Inc. (the "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"). CIT and all its subsidiaries collectively are referred to as the Company's Affiliates. The Company is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

On behalf of its Affiliates, the Company arranges and syndicates corporate debt or equity securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America which requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from these estimates. The most significant estimate relates to the realizability of deferred tax assets.

Cash

All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Investments in securities

The Company's investments in U.S. treasury securities are classified as available-for-sale ("AFS") securities. They are carried at fair value with changes in fair value reported in accumulated other comprehensive income, a component of member's equity, net of applicable income taxes. The security purchases and sales are recorded as of the trade date.

Fair Value Measurement

The Company measures the fair value of its financial assets in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The Company categorizes its financial instruments, based on the significance of inputs to the valuation techniques, according to the following three-tier fair value hierarchy:

·   Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market;

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2018

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments;

- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's financial assets measured at fair value consist of investments in U.S. treasury securities.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes and its income and expense items are included in CIT's federal and state income tax returns. However, pursuant to an intercompany tax sharing agreement, the Company calculates its income taxes as if the Company files a separate tax return.

The amounts of current and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the expected future taxation of events that have been reflected in the financial statements. A valuation allowance may be provided to offset any net deferred tax assets if, based upon the relevant facts and circumstances, it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon the relevant facts and circumstances, management has determined that a valuation allowance is not necessary at December 31, 2018.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. CIT's federal income tax return is open for examination for years subsequent to 2015 and CIT's state and local income tax returns are open for examination for years subsequent to 2012.

The Tax Cuts and Jobs Act ("TCJA") was enacted on December 22, 2017. As of December 31, 2018, the Company has reviewed information relating to these tax law changes, and concluded that the procedures and methods utilized in developing assumptions, estimates and judgments for final and provisional amounts recorded in the financial statements are appropriate. The Company anticipates refinements to the amounts resulting from the issuance of future legislative and accounting guidance as well as those in the normal course of business. However, management does not anticipate any adjustments to the provisional amounts arising from further analysis of these tax law changes would be material.

3.   **Transactions with Related Parties**

During the year ended December 31, 2018, the Company participated in underwriting two offerings of CIT's debt securities. Approximately $150 thousand fees of these engagements are included in accounts receivable at December 31, 2018.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2018

The Company maintains a cost sharing agreement with CIT, whereby the Company is obligated to pay periodic fees to CIT and Affiliates for accounting, administrative, office space, human resources and other services. The fee is determined by CIT and allocated based upon estimates of the value of services provided. Pursuant to these arrangements, $26 thousand was due to affiliates at December 31, 2018.

Due to affiliates includes approximately $44 thousand owned to various Affiliates for payments made on behalf of the Company.

4.   Investments in securities

At December 31, 2018, the Company's U.S. treasury securities' amortized cost and fair value amounted to $8.0 million and $8.0 million, respectively. Approximately $4.0 million of these securities mature within one year and $4.0 million mature within two years. The Company's U.S. Treasury securities were classified as Level 1 and Level 2, which amounted to $4.0 million and $4.0 million, respectively, at December 31, 2018.

5.   Income Taxes

At December 31, 2018, the Company had net operating loss carry forwards of $19.7 million for state purposes expiring between 2030 and 2035. The net operating loss carryforwards provide for state deferred tax assets of approximately $2.7 million, which will be available to offset future profits. During 2018, the Company had utilized all net operating loss for federal purposes. Additionally, the Company recorded a deferred tax asset of approximately $198 thousand related to federal AMT tax credit carryforward. The evaluation and recoverability of the deferred tax asset and the need for a valuation allowance requires management to evaluate evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. Management is expecting the Company to be profitable in the foreseeable future and at December 31, 2018, believes that it is more likely than not that the deferred tax asset relating to net operating loss carryforwards will be realized. Accordingly, the Company has determined that no valuation allowance is appropriate at December 31, 2018.

6.   Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2018.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2018

7.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $8.5 million which exceeded the required net capital of $100 thousand by $8.4 million.

The Company does not hold customers' cash or securities and, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

8.   **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2018 and determined that there are no material events that would require recognition or additional disclosure in the Company's financial statements.